Mail Stop 4561

September 28, 2009

Mr. David Braun
Chief Financial Officer
Vertical Computer Systems, Inc.
101 West Renner Road, Suite 300
Richardson, TX 75082

> **Re: Vertical Computer Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-K/A#1 for the Fiscal Year Ended December 31, 2008**
> **Filed September 17, 2009**
> **File No. 000-28685**

Dear Mr. Braun:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief